January 8, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of the Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	The Hartford Financial Services Group, Inc. (the “Company” or “The Hartford”) Form 10-Q for the Fiscal Quarter Ended September 30, 2009 File No. 001-13958
Dear Mr. Rosenberg:
This letter is in response to your November 30, 2009 letter providing comments from the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) resulting from their review of the Company’s disclosures in the filing listed above. Our responses below reflect a careful consideration of the comments of the Staff and discussions with Frank Wyman on December 18, 2009.
For those items where the Staff has asked the Company to provide supplemental information, the Company has included such information below in its detailed responses.
At your request, the Company is acknowledging the following with respect to its responses provided in this filing:
•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
SEC Comment 1:
Please revise herein and the disclosure on page 132 to discuss why you did not consider debt securities depressed 20 — 50% for nine months or more to be other-than-temporarily impaired as of September 30, 2009.
Company Response 1:
The Company reviews individual facts and circumstances for all securities in an unrealized loss position to determine if an other-than-temporary impairment (“OTTI”) exists. Specific criteria for evaluating if a credit impairment exists is disclosed in Note 1 on pages 10 and 11 of the Company’s Form 10-Q for the quarter ended September 30, 2009.

The Company provides discussion on the ongoing security monitoring process on page 131 of the Company’s Form 10-Q for the quarter ended September 30, 2009, preceding the disclosure on page 132 referenced in your comment.
The Company will add language to the existing disclosure on page 131 in its subsequent filings, where appropriate, to provide information concerning why securities in an unrealized loss position of 20% or more were not considered other-than-temporarily impaired. Please see the underlined language below as an example of the type of additional disclosure we will provide.
As part of the Company’s ongoing security monitoring process, the Company has reviewed its AFS securities in an unrealized loss position and concluded that there were no additional impairments as of September 30, 2009 and December 31, 2008 and that the AFS securities in an unrealized loss position have sufficient expected future cash flows to recover the entire amortized cost basis, are temporarily depressed and are expected to recover in value as the securities approach maturity or as market spreads return to more normalized levels.
Most of the securities depressed over 20% for nine months or more are securities supported by real estate related assets, specifically investment grade CMBS bonds, CRE CDOs and RMBS supported by sub-prime mortgage loans, and have an average current rating of A-. Current market spreads continue to be significantly wider for securities supported by real estate related assets, as compared to spreads at the security’s respective purchase date, largely due to the continued effects of the recession and the economic and market uncertainties regarding future performance of commercial and residential real estate. The Company reviewed these securities as part of the impairment evaluation process. The Company’s best estimate of future cash flows utilized in the impairment process involves both macroeconomic and security specific assumptions that may differ based on asset class, vintage year and property location including, but not limited to, historical and projected default and recovery rates, current and expected future delinquency rates, property value declines and the impact of obligor re-financing. For these securities in an unrealized loss position where a credit impairment has not been recorded, the Company’s best estimate of expected future cash flows are sufficient to recover the amortized cost basis of the security.
For further discussion on the Company’s ongoing security monitoring process and the factors considered in determining whether a credit impairment exists, see the Recognition and Presentation of Other-Than-Temporary Impairments Section in Note 1 of the Notes to the Consolidated Financial Statements.
SEC Comment 2:
Please revise to discuss the reasons why $472 million of $1,546 million of total other-than-temporary impairment losses that was recognized in other comprehensive income was not recorded in earnings. Include a discussion of the methodology and significant inputs used to calculate the amount recognized in other comprehensive income. Refer to paragraphs 38-42 of FSP FAS 115-2 and FAS 124-2 (FASB ASC 320-10-50) for guidance on the required disclosure.
Company Response 2:
The $472 million of the total OTTI losses represents the non-credit portion of OTTI on debt securities (and certain equity securities with debt-like characteristics) subject to the accounting and reporting requirements of FSP FAS 115-2 (FASB ASC 320-10-50). In order to further assist financial statement users in understanding the non-credit portion of OTTI losses, the Company will add the underlined language to the existing disclosure repeated below in Note 1 of the Company’s Form 10-K for the year ended December 31, 2009:

Recognition and Presentation of Other-Than-Temporary Impairments
In April 2009, the FASB updated the guidance related to the recognition and presentation of other-than-temporary impairments which modifies the recognition of other-than-temporary impairment (“impairment”) losses for debt securities. This new guidance is also applied to certain equity securities with debt-like characteristics (collectively “debt securities”). Under the new guidance, a debt security is deemed to be other-than-temporarily impaired if it meets the following conditions: 1) the Company intends to sell or it is more likely than not the Company will be required to sell the security before a recovery in value, or 2) the Company does not expect to recover the entire amortized cost basis of the security. If the Company intends to sell or it is more likely than not the Company will be required to sell the security before a recovery in value, a charge is recorded in net realized capital losses equal to the difference between the fair value and amortized cost basis of the security. For those other-than-temporarily impaired debt securities which do not meet the first condition and for which the Company does not expect to recover the entire amortized cost basis, the difference between the security’s amortized cost basis and the fair value is separated into the portion representing a credit impairment, which is recorded in net realized capital losses, and the remaining impairment, which is recorded in other comprehensive income (“OCI”). Generally, the Company determines a security’s credit impairment as the difference between its amortized cost basis and its best estimate of expected future cash flows discounted at the security’s effective yield prior to impairment. The remaining non-credit impairment, which is recorded in OCI, is the difference between the security’s fair value and the Company’s best estimate of expected future cash flows discounted at the security’s effective yield prior to the impairment. The remaining non-credit impairment typically represents current market liquidity and risk premiums. The previous amortized cost basis less the impairment recognized in net realized capital losses becomes the security’s new cost basis. The Company accretes the new cost basis to the estimated future cash flows over the expected remaining life of the security by prospectively adjusting the security’s yield, if necessary.
In addition, the Company will add language to the existing disclosure on page 130 in its subsequent filings, where appropriate, to provide additional information concerning the non-credit portion of OTTI losses recorded during the relevant period. Please see the underlined language below, which addresses the $472 million of total other-than-temporary impairment losses recognized in other comprehensive income for the nine months ended September 30, 2009, as an example of the type of additional disclosure we will provide. Note that this language may change in subsequent filings based on the relevant facts and circumstances.
Three months ended September 30, 2009
Impairments recognized in earnings were comprised of credit impairments of $495, impairments on debt securities for which the Company intends to sell of $13 and impairments on equity securities of $28.
Credit impairments were primarily concentrated on structured securities, mainly CRE CDOs, CMBS bonds and below-prime RMBS. These securities were impaired primarily due to increased severity in macroeconomic assumptions and continued deterioration of the underlying collateral. The Company determined these impairments using discounted cash flow models that considered losses under current and expected future economic conditions. Assumptions used over the current recessionary period included macroeconomic factors, such as a continued increase in the unemployment rate and continued gross domestic product contraction, as well as sector specific factors including, but not limited to:
•	Commercial property value declines that averaged 40% to 45% from the valuation peak but differed by property type and location.

•	Average cumulative CMBS collateral loss rates that varied by vintage year but reached approximately 11% for the 2006 and 2007 vintage years.

•	Residential property value declines that averaged approximately 40% from the valuation peak but differed by location.

•	Average cumulative RMBS collateral loss rates that varied by vintage year but reached approximately 40% for the 2007 vintage year.

Impairments on securities for which the Company had the intent to sell were primarily on corporate financial services securities where the Company has an active plan to dispose of the securities. Impairments on equity securities were primarily on below investment grade hybrid securities.
Nine months ended September 30, 2009
Impairments recognized in earnings were comprised of credit impairments of $840, including $84 of impairments taken prior to the accounting change related to impairments, impairments on securities for which the Company intends to sell of $113 primarily related to corporate financial services securities and impairments on equity securities of $121 primarily related to common stock and below investment grade hybrid securities.
Future impairments may develop as the result of changes in intent to sell or if actual results underperform current modeling assumptions, which may be the result of, but are not limited to, macroeconomic factors, changes in assumptions used, property value declines beyond current average assumptions or security loss rates exceeding average assumptions.
In addition to the credit impairments recognized in earnings, the Company recognized $224 and $472 of non-credit impairments in other comprehensive income for the three months and nine months ended September 30, 2009, respectively, predominately concentrated in CRE CDOs and RMBS. This amount represents the difference between the fair value and the Company’s best estimate of expected future cash flows discounted at the security’s effective yield prior to impairment rather than at current credit spreads. The remaining non-credit impairment primarily represents increases in market liquidity premiums and credit spread widening that occurred after the securities were purchased. In general, larger liquidity premiums and wider credit spreads are the result of deterioration of the underlying collateral performance of the securities as well as the risk premium required to reflect future uncertainty in the real estate market.
Also, please note that the methodology and significant inputs used to calculate the non-credit portion of OTTI losses (i.e., the amount recognized in other comprehensive income) are discussed in the Company’s existing disclosures regarding the Company’s best estimate of expected future cash flows and fair value which are utilized to quantify the amount of credit impairments. Specifically, with regard to the Company’s best estimate of expected future cash flows, refer to the following information in Note 1 on page 10 of the Company’s Form 10-Q for the quarter ended September 30, 2009, repeated below:
The Company’s best estimate of expected future cash flows used to determine the credit loss amount is a quantitative and qualitative process that incorporates information received from third party sources along with certain internal assumptions and judgments regarding the future performance of the security. The Company’s best estimate of future cash flows involves assumptions including, but not limited to, various performance indicators, such as historical and projected default and recovery rates, credit ratings, current delinquency rates, loan-to-value ratios and the possibility of obligor re-financing. In addition, for securitized debt securities, the Company considers factors including, but not limited to, commercial and residential property value declines that vary by property type and location and average cumulative collateral loss rates that vary by vintage year. These assumptions require the use of significant management judgment and include the probability of issuer default and estimates regarding timing and amount of expected recoveries which may include estimating the underlying collateral value. In addition, projections of expected future debt security cash flows may change based upon new information regarding the performance of the issuer and/or underlying collateral such as changes in the projections of the underlying property value estimates.
With regard to the methodology and significant inputs used to determine fair value, refer to the following information in Note 4 on page 20 of the Company’s Form 10-Q for the quarter ended September 30, 2009, repeated below:
The fair value of AFS securities and short-term investments in an active and orderly market (e.g. not distressed or forced liquidation) is determined by management after considering one of three primary sources of information: third party pricing services, independent broker quotations or pricing matrices. Security pricing is applied using a “waterfall” approach whereby publicly available prices are first sought from third party pricing services, the remaining unpriced securities are submitted to independent brokers for prices, or lastly, securities are priced using a pricing matrix. Typical inputs used by these three pricing methods include, but are not limited to, reported trades, benchmark yields, issuer spreads, bids, offers, and/or estimated cash flows and prepayments speeds. Based on the typical trading volumes and the lack of quoted market prices for fixed maturities, third party pricing services will normally derive the security prices from recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information as outlined above. If there are no recent reported trades, the third party pricing services and brokers may use matrix or model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Included in the pricing of ABS and RMBS are estimates of the rate of future prepayments of principal over the remaining life of the securities. Such estimates are derived based on the characteristics of the underlying structure and prepayment speeds previously experienced at the interest rate levels projected for the underlying collateral. Actual prepayment experience may vary from these estimates.
Prices from third party pricing services are often unavailable for securities that are rarely traded or are traded only in privately negotiated transactions. As a result, certain securities are priced via independent broker quotations which utilize inputs that may be difficult to corroborate with observable market based data. Additionally, the majority of these independent broker quotations are non-binding. A pricing matrix is used to price securities for which the Company is unable to obtain either a price from a third party pricing service or an independent broker quotation. The pricing matrix used by the Company begins with current spread levels to determine the market price for the security. The credit spreads, as assigned by a knowledgeable private placement broker, incorporate the issuer’s credit rating and a risk premium, if warranted, due to the issuer’s industry and the security’s time to maturity. The issuer-specific yield adjustments, which can be positive or negative, are updated twice per year, as of June 30 and December 31, by the private placement broker and are intended to adjust security prices for issuer-specific factors. The Company assigns a credit rating to these securities based upon an internal analysis of the issuer’s financial strength.
The Company performs a monthly analysis of the prices and credit spreads received from third parties to ensure that the prices represent a reasonable estimate of the fair value. As a part of this analysis, the Company considers trading volume and other factors to determine whether the decline in market activity is significant when compared to normal activity in an active market, and if so, whether transactions may not be orderly considering the weight of available evidence. If the available evidence indicates that pricing is based upon transactions that are stale or not orderly, the Company places little, if any, weight on the transaction price and will estimate fair value utilizing an internal pricing model. This process involves quantitative and qualitative analysis and is overseen by investment and accounting professionals. Examples of procedures performed include, but are not limited to, initial and on-going review of third party pricing services methodologies, review of pricing statistics and trends, back testing recent trades, and monitoring of trading volumes, new issuance activity and other market activities. In addition, the Company ensures that prices received from independent brokers represent a reasonable estimate of fair value through the use of internal and external cash flow models developed based on spreads, and when available, market indices. As a result of this analysis, if the Company determines that there is a more appropriate fair value based upon the available market data, the price received from the third party is adjusted accordingly. The Company’s internal pricing model utilizes the Company’s best estimate of expected future cash flows discounted at a rate of return that a market participant would require. The significant inputs to the model include, but are not limited to, current market inputs, such as credit loss assumptions, estimated prepayment speeds and market risk premiums.
SEC Comment 3:
Please revise to explain and quantify the differences between “OTTI losses transferred to other comprehensive income” in your statement of operations and the corresponding amounts in your statement of comprehensive income (loss) for each period presented.

Company Response 3:
The “OTTI losses recognized in other comprehensive income” line item in the statement of operations represents the pre-tax unrealized losses on securities which had non-credit OTTI recorded during the current period, whereas the corresponding amounts in the statement of comprehensive income (loss) represent the change in cumulative non-credit OTTI after-deferred acquisition costs (“DAC”) and after-tax on impaired securities owned as of the balance sheet date. The latter amount also reflects changes in the fair values of previously impaired securities.
For the nine months ended September 30, 2009, the change in OTTI losses recognized in other comprehensive income of $176 million includes non-credit related impaired securities of $472 million less changes in the fair value of non-credit impaired securities of $109 million and tax and Life deferred acquisition costs of $187 million.
Pursuant to your request of November 30, 2009, the Company will add the following underlined language as a footnote to Note 16 (Accumulated Other Comprehensive Income (loss), Net of Tax) in the Company’s Form 10-K for the year ended December 31, 2009 and in subsequent Form 10-K filings in reference to the change in non-credit OTTI losses recognized in other comprehensive income:
Amount is net of changes in the fair value of non-credit impaired securities of $xx and net of tax and Life deferred acquisition costs of $XX for the period ended December 31, 2009.
A similar type of disclosure will also be included in our subsequent Form 10-Q filings.
We would be happy to respond to any further questions you or your staff may have. You may call me at 860-547-4135.
Sincerely,
/s/ Beth A. Bombara
Beth A. Bombara
Senior Vice President and Controller